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                                                                   EXHIBIT 99.10


                     REVLON EMPLOYEES' SAVINGS, INVESTMENT
                            AND PROFIT SHARING PLAN


       Subscription Rights to Purchase Revlon, Inc. Class A Common Stock

     This notice relates to the Revlon Employees' Savings, Investment and Profit Sharing Plan (the Plan). As you probably know by now, the Company has commenced a stock rights offering as part of a transaction in which the Company has distributed, to each holder of its Class A and Class B common stock on
[DATE], one right per         shares (a Right) to purchase additional shares of
Class A Common Stock. Because you held Class A common stock in your account under the Plan on [DATE], your Plan account now holds Rights as well.

     You should have received a Prospectus that describes the Rights in detail. This notice is designed to give you some of the same information from that Prospectus in a convenient way. However, it is not intended as a substitute for the information contained in the Prospectus. You should carefully read the Prospectus (together with any documents incorporated into the Prospectus by reference). If you did not receive a Prospectus, please contact the information agent for the Rights offering, D.F. King & Co., Inc., at (800) 949-2583.

     The Rights are marketable securities that allow the holder to purchase a specified stock (Revlon Class A common stock) at a specified price ([$ XX] per share) for a specified period of time (the exercise period). The exercise period for the Rights began on [DATE], 2003 and will expire at 5:00 p.m., New York City time, on [DATE], 2003, unless we extend it. Because of the need to process exercise requests made under the Plan, you must give notice of your desire to exercise or sell Rights allocated to your account not later than [DATE], 2003, which is seven days before the expiration of the exercise period. Any Right that you do not elect to exercise or sell before such time will be sold by the Plan's trustee on your behalf (provided that a trading market for the Rights is maintained at that time). Each Right can be exercised to purchase one share of Revlon Class A common stock at an exercise price of [$XX] per share.

     Notwithstanding your instructions, the Rights will not be exercised where the per share exercise price exceeds the per share trading price of Revlon Class A common stock at the time for exercise (in which case an attempt will be made to sell the Rights instead, although the Rights will likely have no value in such a case).

     Here is some information about the Rights that may be of interest to you:

       o You may be able to realize value from the Rights in your Plan account by either exercising or, if a market for them is maintained, trading (selling) them.

         a) Exercise

         At any time on or before [DATE], 2003, you may give notice to the trustee of your desire to exercise some or all of your Rights. The trustee will use funds from your Stable Value Fund account to purchase shares on [DATE], 2003, and the shares purchased for you will be allocated to your account as soon as practicable after that date.

         Rights like these are usually exercised when the market price of the stock a person is purchasing (Revlon Class A common stock) is more than the exercise price specified by the Right.

         For example, if Revlon Class A common stock is trading for $3.00 per share when the trustee exercises your rights and you exercise Rights to buy ten shares of Class A common stock, you would have a gain of [$XX]. Here is the calculation of this example:
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             Market value of common stock (10 shares x $3.00) = $30.00
         minus

             Exercise price to acquire the common stock (10 shares x [$XX]) = [$XX]
         equals

             Gain upon exercise ($30.00 minus [$XX]) = [$XX]

         Of course, the amount of gain that you ultimately realize will depend on the trading value of the stock if and when you ultimately sell it.

         b) Trade

         The Rights in your Plan account may be sold by returning the appropriate election form to the trustee of the Plan for its receipt at any time on or before [DATE]. Rights such as these are often sold if the holder does not want to acquire and hold additional shares of the stock (Revlon Class A common stock) that can be purchased.

       o The Rights are quoted on the New York Stock Exchange under the ticker symbol REV.RT. New York Stock Exchange quotes -- including current price quotes, last-sale prices and volume information -- are widely available on various Internet web sites, including the website maintained by the New York Stock Exchange (www.nyse.com).

       o The market value of the Rights may fluctuate (increase and decrease) as the market fluctuates, and there may even cease to be a market for the Rights if there is insufficient investor interest.

         c) General

       o The market price of Revlon Class A common stock may fluctuate between the time you give your instruction to exercise a Right and the time the Right is exercised. Depending on the extent of this price fluctuation, you may not end up purchasing stock under the Rights at a discount to market value.

       o If you do not exercise or sell your rights by [DATE], 2003, they will be sold on your behalf and your account will be credited with any net sale proceeds (or, if no market for the Rights is maintained after that time and before the end of the exercise period, they will expire without value).

       o Putnam Fiduciary Trust Company, as the Plan's trustee, will assist you in the exercise or sale of the Rights in your Plan account.

       o AN INVESTMENT IN OUR CLASS A COMMON STOCK INVOLVES RISKS. IN ADDITION TO THE INFORMATION IN THIS NOTICE, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN THE PROSPECTUS BEFORE DECIDING WHETHER OR NOT TO EXERCISE OR SELL YOUR RIGHTS.

     We will continue to provide you with pertinent information regarding your Rights. This information may be published or presented in combination with other important benefits information.

     Any questions or requests for assistance concerning the Rights offering should be directed to D.F. King & Co., Inc., the information agent for the Rights offering, at the following telephone number: (800) 949-2583.

     Any questions or requests for assistance concerning your Plan account should be directed to Putnam Fiduciary Trust Company, the Plan's trustee, at the following telephone number: (800) 685-6415.

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